Exhibit 99.1

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, 7028 Portmarnock Place, Bradenton, FL 34202, who beneficially owns 3,602,900 Class A shares and 397,100 Class B shares of Donegal Group Inc. (“DGI”), submits the following proposal:

RESOLVED: DGI’s shareholders hereby request DGI’s Board of Directors, as soon as practicable, to take the necessary steps to adopt a recapitalization plan that would provide for all of DGI’s outstanding stock to have one vote per share. This proposal is not intended to limit the Board’s judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Supporting Statement:

You are urged to vote “Yes” for this proposal for the following reasons:

By allowing certain stock to have more voting power than other stock, DGI takes our public shareholder money but does not let us have an equal voice in DGI’s management. Without a voice, shareholders cannot hold management accountable.

DGI currently has dual-class voting, where each share of Class A common stock has one-tenth of a vote and each share of Class B common stock has one vote. As a result, Donegal Mutual Insurance Company owns 38% and 76% of DGI’s outstanding Class A and Class B shares, respectively, and 46% of the combined Class A and Class B outstanding shares as of November 1, 2013, but has 65% of DGI’s Class A and Class B total voting power. On a fully diluted basis, Donegal Mutual’s ownership would be even lower. This raises concerns that Donegal Mutual’s majority influence over DGI might create conflicts of interest between Donegal Mutual and the other DGI shareholders.

DGI’s dual-class voting, which allows Donegal Mutual to control 65% of DGI’s voting power despite owning less than a majority (46%) of DGI’s outstanding stock, enables Donegal Mutual to reject proposals that would benefit DGI’s other shareholders. For example, in October 2013 Mr. Shepard offered to purchase at a substantial premium the Class B shares not already owned by him or Donegal Mutual, only to be told by Donegal Mutual that this purchase would not be in the interests of Donegal Mutual.

The Council of Institutional Investors’ website states: “Dual-class share structures pose greater risks to investors and make boards and insiders less accountable to the shareholders. Companies with a dual-class stock structure often do not perform as well as companies with a single class of stock and have more stock-price volatility, a recent study found.”

This proposal should be evaluated in the context of DGI’s stock option dilution during the five years between 2007 and 2012, when DGI’s:

•	book value grew by a total of 13.4%, or a meager 2.7% per year;

•	book value per outstanding share grew by a total of only 12.2%, or 2.4% per year;

•	stock options grew by an astounding 181%, or 36.2% per year; and

•	fully diluted book value grew by a total of only 7.9%, or 1.6% per year.

Please vote to protect shareholder value:

Give Each Share An Equal Vote